UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission File Number: 001-31583

NAM TAI PROPERTY INC.

(Registrant’s name)

Nam Tai Property Inc.

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors (the “Board”) of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following update as of the date hereof.

Amendment to Amended and Restated Promissory Note

As previously disclosed in the Company’s filing with the Securities and Exchange Commission, including specifically the report on Form 6-K filed on April 7, 2023, the Company issued a Promissory Note (the “Original Note”) to IAT Insurance Group, Inc. (“IAT”) on January 11, 2022 which was amended and restated on April 1, 2023 (the “Amended and Restated Promissory Note”, and together with the Original Note, the “Note”) with a principal amount of US$12,000,000 and an initial maturity date of January 11, 2026.

On December 23, 2025, the Company and lAT entered into an Amendment to the Amended and Restated Promissory Note (the “Amendment”), which will become effective on January 11, 2026 (the “Effective Date”), with a new term providing that, starting from January 12, 2026, the maturity date of the Note will automatically extend for every 90 days (each a “Rollover Period”) unless IAT gives at least 60 days’ written notice demanding repayment of the Note prior to the expiration of any Rollover Period. As of the date of hereof, the principal balance of the Note is US$15,750,298.62 with an accrued interest of US$47,466.65.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 99.1 to this Form 6-K and incorporated herein by reference.

Exhibit No.	Description

99.1	Amendment to Amended and Restated Promissory Note, dated December 23, 2025, by and between the Company and IAT Insurance Group, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: January 5, 2026	By:	/s/ Bo Hu
	Name:	Bo Hu
	Title:	Chief Executive Officer

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